SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32407

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

December 30, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of December 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on January 24, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Davlin Philanthropic Funds [File No. 811-22178]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 30, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $5,159 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on October 18, 2016.

Applicant's Address: 44 River Road, Suite A, Wayland, Massachusetts 01778.

AllianceBernstein Income Fund, Inc. [File No. 811-05207]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to AB Income Fund, a series of AB Bond Fund, Inc., and, on April 22, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $723,279 incurred in connection with the reorganization were paid by applicant and applicant's investment adviser.

Filing Date: The application was filed on November 18, 2016.

Applicant's Address: 1345 Avenue of the Americas, New York, NY 10105.

Destra Investment Trust II [File No. 811-22523]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Destra Investment Trust, and, on September 30, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $32,000 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Date: The application was filed on November 22, 2016.

Applicant's Address: One North Wacker Drive, 48th Floor, Chicago, IL 60606.

Realty Capital Income Funds Trust [File No. 811-22785]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to SCM Trust, and, on November 7, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $82,000 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Date: The application was filed on November 22, 2016.

Applicant's Address: 405 Park Avenue, 14th Floor, New York, NY 10022.

AIP Series Trust [File No. 811-22789]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 25, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $9,264 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on October 28, 2016, and amended on November 28, 2016.

Applicant's Address: c/o Morgan Stanley AIP GP LP, 522 Fifth Avenue, New York, New York 10036.

Montgomery Street Income Securities, Inc. [File No. 811-02340]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 29, 2015 applicant made a liquidating distribution to its transfer agent, based on net asset value. The applicant's transfer agent began making liquidating distributions to shareholders on January 4, 2016 and will continue to make liquidating distributions to shareholders pursuant to a Plan of Dissolution and Liquidation. If the applicant's transfer agent is unable to make a distribution due to inability to locate shareholders to whom distributions are payable, the transfer agent will manage the distributions in accordance with applicable abandoned property laws. Expenses of $347,689 incurred in connection with the liquidation were paid by applicant.

<u>Filing Dates</u>: The application was filed on November 1, 2016, and amended on November 28, 2016.

<u>Applicant's Address</u>: c/o Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101.

Stralem Fund [File No. 811-01920]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to a corresponding series of Ultimus Managers Trust and, on October 14, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $110,700 incurred in connection with the reorganization were paid by applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on October 28, 2016, and amended on November 28, 2016.

<u>Applicant's Address</u>: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

First Trust Dividend & Income Fund [File No. 811-22080]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to First Trust High Income ETF, a series of First Trust Exchange-Traded Fund VI, and, on October 21, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $375,115 incurred in connection with the reorganization were paid by applicant, applicant's investment adviser, and the acquiring fund.

Filing Dates: The application was filed on October 31, 2016, and amended on November 30, 2016.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

BPV Family of Funds [File No. 811-22588]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 29, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $118,949 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on December 1, 2016.

Applicant's Address: c/o BPV Capital Management, LLC, 9202 Northshore Dr., Suite 300, Knoxville, Tennessee 37922.

Western Asset Emerging Markets Income Fund Inc. [File No. 811-07066]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Western Asset Emerging Markets Income Fund Inc. and, on October 31, 2008, made a final distribution to its shareholders based on net asset value. Expenses of $105,000 incurred in connection with the reorganization were paid by applicant, Legg Mason, Inc., and the acquiring fund.

Filing Dates: The application was filed on October 21, 2016, and amended on December 7, 2016.

Applicant's Address: 55 Water Street, New York, New York 10041.

Western Asset Emerging Markets Floating Rate Fund Inc. [File No. 811-08338]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Western Asset

Emerging Markets Debt Fund Inc. and, on September 14, 2009, made a final distribution to its shareholders based on net asset value. Expenses of $105,000 incurred in connection with the reorganization were paid by applicant, Legg Mason, Inc., and the acquiring fund.

Filing Dates: The application was filed on October 21, 2016, and amended on December 7, 2016.

Applicant's Address: 55 Water Street, New York, New York 10041.

Western Asset High Income Fund Inc. [File No. 811-07162]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Western Asset High Income Opportunity Fund Inc. and, on June 24, 2013, made a final distribution to its shareholders based on net asset value. Expenses of $176,000 incurred in connection with the reorganization were paid by applicant and applicant's investment adviser.

Filing Dates: The application was filed on October 21, 2016, and amended on December 7, 2016.

Applicant's Address: 620 Eighth Avenue, 49th Floor, New York, New York 10018.

Western Asset Municipal Partners Fund II Inc. [File No. 811-07812]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Western Asset Municipal Partners Fund Inc. and, on June 23, 2007, made a final distribution to its shareholders based on net asset value. Expenses of $195,000 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Dates: The application was filed on October 21, 2016, and amended on December 7, 2016.

Applicant's Address: 125 Broad Street, New York, New York 10004.

Westport Funds [File No. 811-08359]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Hennessy Cornerstone Mid Cap 30 Fund, a series of Hennessy Funds Trust, and, on September 22, 2016, made a final distribution to its shareholders based on net asset value. Expenses of approximately $380,873 incurred in connection with the reorganization were paid by applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on November 10, 2016, and amended on December 14, 2016.

Applicant's Address: 253 Riverside Avenue, Westport, Connecticut 06880.

City National Rochdale International Trade Fixed Income Fund [File No. 811-22552]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 18, 2016, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $33,332 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on December 23, 2014, and amended on December 7, 2016 and December 22, 2016.

<u>Applicant's Address</u>: 400 Park Avenue, New York, New York 10022.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary